                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number: 000-28469

(Check one): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q [ ] Form N-SAR

  For Period Ended: June 30, 2002
  [ ] Transition Report of Form 10-K
  [ ] Transition Report of Form 20-F
  [ ] Transition Report of Form 11-K
  [ ] Transition Report of Form 10-Q
  [ ] Transition Report of Form N-SAR

                 For the Transition Period Ended: June 30, 2002

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Pet Quarters, Inc.
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Former Name if Applicable: N/A
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Address of Principal Executive Office (Street and number):   PO BOX 6690
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City, State and Zip Code:  Sherwood, Arkansas 72124
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed. (Check box if appropriate.)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N.-SAR, or
                 portions thereof will be filed on or before the fifteenth
                 calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                 following the prescribed due date; and

         (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and
Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As reported on Form 8-K on June 19, 2002 and Form 8-K on July 17, 2002, the
Company's assets were subjected to foreclosure. Subsequently, the Company has not been able to obtain the required financial information held by the new owners of the foreclosed assets as all financial information systems were held on the premises of the foreclosed assets. The new owners of the foreclosed assets have not delivered any of the required financial information to complete the annual audit. The Company is pursing alternatives to comply with all required rules and regulations. The aim of this review is to provide our shareholders and the investing public with the most accurate information available.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

            Steve Dempsey, President                   501-835-3171
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Pet Quarters, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 30, 2002                     By:  /s/ Steven Dempsey
                                                  ------------------------------
                                                      Steven Dempsey

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 101).

                              GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
     Rules and Regulations under the Securities Exchange Act of 1934.

2.   One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
     Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the
     General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the
     Commission files.

3.   A manually signed copy of the form and amendments thereto shall be field with each national securities exchange on which any class of securities of the registrant is registered.

4.   Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or
     Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b)
     of Regulation S-T (Section 232.13(b) of this chapter).